Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a letter sent by HP to HP shareowners.

February 22, 2002

Dear HP Shareowner:

You may have read that Walter Hewlett has a “plan” for HP. Or perhaps you read that he does not have a plan. Maybe you read both, depending upon which day of the week it was, or what Walter Hewlett thought was expedient to say at the time.

HP was not built in a day. It was built upon decades of innovative thinking and careful planning by dedicated employees, executives and directors. Common sense dictates that Walter Hewlett cannot cobble together a “so called” strategic plan for HP in a day, or in a week or in a month. Developing a strategic plan designed to create a stronger, more competitive HP that delivers increased value to shareowners, takes time and a great deal of expertise.

So when Walter Hewlett tells you he has no plan and then says he really has one, and then vehemently denies he has a plan and then says he has a new plan — all in a matter of two weeks — only one thing is entirely clear: this is a man who has no plan for the future of your company or your investment in HP shares.

Walter Hewlett’s So-Called “Plan”:  Now You See It, Now You Don’t

Let’s take a close look at the public record:

•
Wednesday, February 6:    In his regular Wall Street Journal op-ed column, Holman W. Jenkins, Jr. writes: “Mr. Hewlett is a man without a plan” and encourages retail investors to “send in their proxies to save Hewlett-Packard from the Hewletts and the Packards.”

•
Friday, February 8:    Evidently stung by Mr. Jenkins’ very accurate criticism, Walter Hewlett grants a lengthy interview to the Wall Street Journal leading the Journal to conclude that Walter Hewlett has a plan.

•	Monday, February 11: The Wall Street Journal publishes an article captioned “Walter Hewlett’s Counterplan” and writes “until now, [Mr. Hewlett] hadn’t offered an alternative game plan.”

•
Tuesday, February 12:    Apparently in response to the widespread negative reaction to his so-called “plan,” Walter Hewlett quickly retreats and vehemently denies that he has a plan at all. He is quoted by Reuters as stating: “I want this very clearly understood that I am not presenting a plan.”

•
Tuesday, February 19, 9:45 a.m. EST:   As momentum for the pending merger with Compaq increases daily, Walter Hewlett presumably concludes that he should, in fact, have a plan. He quickly announces a new plan he calls “Focus and Execute” and issues a press release in which he states he is setting forth “the details of the plan.”

•
Tuesday, February 19, 3:00 p.m. EST:   In response to HP’s statement that HP shareowners deserve a carefully considered, comprehensive plan — not last-minute propositions that change weekly — Walter Hewlett issues his second press release for the day saying, “What I have been presenting to stockholders is a set of guidelines that offers a framework …”

•
Wednesday, February 20:    The Wall Street Journal correctly points out that Walter Hewlett’s new plan “comes as Mr. Hewlett responds to criticisms that he hasn’t offered a viable ‘Plan B’ to the proposed Compaq acquisition.”

The fact is Walter Hewlett has never had a viable plan and he has none now. All he continues to do is say “no” to the pending Compaq merger, but he offers nothing meaningful in its place. We do not believe you can trust your investment to Walter Hewlett’s constantly changing “plans.” Your investment and your money are real — Walter Hewlett’s plan is not. Don’t risk HP’s future and your investment on his platitudes.

The HP/Compaq Merger:  A Real Plan Based on Real Numbers that Will Deliver Real Value To Shareowners

In stark contrast to Walter Hewlett’s “plans,” the HP/Compaq merger is the culmination of 2½ years of strategic planning and will catapult the new HP into a leadership position in every major segment of the information technology industry. The benefits of the merger are clear. We will:

•	Create a stronger competitor and more strategic partner for our customers.

•	Become profitable in businesses that employ 36,000 people and are currently losing money.

•	Accelerate earnings growth through $2.5 billion in annual costs savings using conservative assumptions.

•	Achieve $5–$9 in net present value per share of the combined company as a result of these cost savings (as described in detail in HP’s proxy statement prospectus).

•	Deliver compelling value to shareowners and customers.

In what we see as a very calculated effort to mask the inadequacies of his latest “plan,” Walter Hewlett has escalated his attacks on HP, Compaq and the merger, as well as his increasingly personal attacks on HP’s CEO, Carly Fiorina. Let’s be very clear: the HP Board hired Carly Fiorina to return HP to leadership and has been unequivocal in its confidence in Carly and its support for her performance as CEO. The issues before HP shareowners are far too important to be overshadowed by these tactics. HP will continue to address the merger on its merits, with our positions supported by careful and conservative financial analysis. We ask Walter Hewlett to do the same.

The March 19 special meeting of shareowners is rapidly approaching. The time to vote is now. We urge you to support the merger by signing, dating and returning the enclosed WHITE proxy card or voting instruction form today. A pre-addressed, postage-paid envelope is enclosed for your convenience.

If you previously voted against the merger, either on Walter Hewlett’s green card or HP’s white card, you have every right to change your vote. Submission of a properly executed WHITE proxy card or voting instruction form will revoke any prior proxy card or voting instruction form you may have submitted.

If you have questions or need assistance voting your shares, please call Innisfree M&A Incorporated toll-free at (877) 750-5836 or Georgeson Shareholder toll-free at (888) 921-5724. For more information about the merger, visit www.votethehpway.com.

Once again, we thank you for your continued support.

Sincerely,

Members of HP’s Board of Directors

Philip M. Condit HP Director	Richard A. Hackborn HP Director
Patricia C. Dunn HP Director	George A. Keyworth II HP Director
Sam Ginn HP Director	Robert E. Knowling Jr. HP Director

If you have questions or need assistance voting your shares FOR the HP/Compaq merger, please call INNISFREE M&A INCORPORATED toll-free at (877) 750-5836 or GEORGESON SHAREHOLDER toll-free at (888) 921-5724. Additional information about the HP/Compaq merger is available at www.VotetheHPway.com.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.